Exhibit 99.1

Foresight Reminds Shareholders of Upcoming TASE Delisting and Encourages Conversion of Ordinary Shares into Nasdaq-Traded ADSs; BNY to Waive Issuance Fees Through January 7, 2027

NESS ZIONA, Israel, November 2, 2026 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today issued a reminder, further to its announcement dated September 30, 2026, regarding the voluntary delisting of its ordinary shares, no par value per share (the “Ordinary Shares”), from trading on the Tel Aviv Stock Exchange Ltd. (“TASE”). The Company encourages holders of Ordinary Shares traded on the TASE to contact their banks or brokers to arrange for the conversion of their Ordinary Shares into American Depositary Shares (“ADSs”).

As previously announced, the last day of trading of the Ordinary Shares on the TASE will be January 1, 2027, and the Ordinary Shares will be delisted from the TASE on January 4, 2027.

The Company’s ADSs, each currently representing ninety (90) Ordinary Shares, will continue to be listed and trade on the Nasdaq Capital Market (“Nasdaq”), under the symbol “FRSX.” The voluntary delisting from the TASE will not affect the Company’s listing on Nasdaq or its reporting obligations under U.S. securities laws.

The Bank of New York Mellon (“BNY”), the depositary for the Company’s ADS program, will waive its issuance fees for the conversion of Ordinary Shares into ADSs through January 7, 2027. Beginning January 8, 2027, BNY will charge issuance fees of $5.00 per 100 ADSs delivered or a fraction thereof. The waiver applies only to BNY’s issuance fees; shareholders should consult their banks or brokers regarding any other applicable fees or charges.

A conversion guide prepared by BNY, including custodian details, required delivery instructions, issuance fees and settlement procedures, is available on the Company’s website at https://ir.foresightauto.com/wp-content/uploads/2026/11/Foresight-Conversion-Guide-Shares-to-ADSs.pdf.

Shareholders are encouraged to review the guide and contact their banks or brokers promptly to allow sufficient time to complete the conversion and benefit from BNY’s fee waiver.

To convert Ordinary Shares into ADSs, shareholders should instruct their banks or brokers to deposit the Ordinary Shares with one of BNY’s Israeli custodians identified in the conversion guide and provide complete delivery instructions. Deposits must result in the issuance of whole ADSs; deposits resulting in fractional ADSs will be rejected by the custodians.

Shareholders should confirm in advance that their receiving broker is able to accept delivery of the ADSs through The Depository Trust Company (“DTC”). Unless the Company makes special arrangements with BNY, deliveries after January 7, 2027, will be made on a delivery-versus-payment basis for the applicable issuance fees. The receiving DTC broker must accept delivery and payment of those fees for settlement to be completed.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, and UAVs.

Eye-Net Mobile develops next-generation vehicle-to-everything collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the voluntary delisting from the TASE, the last trading day and delisting date of the Ordinary Shares on the TASE, the continued listing and trading of the ADSs on Nasdaq, and the anticipated arrangements for conversion of Ordinary Shares into ADSs, including BNY’s issuance fee waiver and subsequent issuance fees and settlement procedures . Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com